SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 March 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 16 March 2017 re: Directorate Change

16 March 2017

LLOYDS BANKING GROUP: CHANGES TO MEMBERSHIP OF THE AUDIT COMMITTEE AND RESPONSIBLE BUSINESS COMMITTEE

Further to the announcement made on 22 February 2017, Lloyds Banking Group plc (the "Group") announces that Simon Henry, an independent Non-Executive Director of the Group, will succeed Nick Luff as Chairman of the Audit Committee with effect from 1 May 2017.  As previously announced, Mr Luff will remain on the Board until the Annual General Meeting on 11 May 2017.

The Group is also pleased to announce that Stuart Sinclair, an independent Non-Executive Director of the Group, has been appointed as a member of the Responsible Business Committee with effect from 1 April 2017. Commenting on the change, Sara Weller, Chairman of the Responsible Business Committee, said: "We established the board-level Responsible Business Committee in 2015 as a further demonstration of our commitment to put customers and communities at the heart of everything we do. I am delighted that Stuart has agreed to take on this important role."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 March 2017